Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

RECORD 2021 FOURTH QUARTER RESULTS

Shakopee, MN – March 21, 2022 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported record financial results for the fourth quarter and full year ended December 31, 2021.

($ in thousands, except per share data and percentages)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	Increase(3)	2021	2020	Increase
Net revenues	$13,955	$6,123	128%	$60,400	$33,140	82%

Net income (1)	$6,620	$139	NM	$11,798	$1,062	1,011%

Adjusted EBITDA(2)	$3,360	$(27)	NM	$13,471	$806	1,572%

Basic EPS	$1.38	$0.03	NM	$2.47	$0.23	974%
Diluted EPS	$1.37	$0.03	NM	$2.44	$0.23	961%

(1)

Net income for the twelve month period ended December 31, 2021 includes a $6.3 million credit to salaries and benefits expense related to the Employee Retention Credit (“ERC”), a refundable tax credit recorded in accounts receivable. The ERC assisted business owners and their employees by providing an incentive to keep workers on the payroll and eligible businesses received a tax credit for a percentage of each eligible employee’s wage. Net income for the twelve month period ended December 31, 2020 includes a benefit of a $2.4 million gain related to transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

(3)	Amounts referred to as “NM” are defined as not meaningful.

Financial results for the twelve months ended December 31, 2021 include the impact of the state-mandated closure of Canterbury Park which ended January 10, 2021 as well as the impact of capacity restrictions from January 11, 2021 to May 28, 2021. Financial results for the three and twelve months ended December 31, 2020 reflect the impact of the onset of the COVID-19 pandemic and closure of the Card Casino, simulcast, and special events operations at Canterbury Park from March 16, 2020 to June 9, 2020, after which the Company reopened in a limited capacity, as well as the state-mandated closure of Canterbury Park from November 21, 2020 through the end of 2020.

Management Commentary

“Canterbury Park finished 2021 with strong fourth quarter financial results that further demonstrate our ongoing recovery since we fully reopened our business late in the second quarter. Revenue grew 128% year over year to $14.0 million, while adjusted EBITDA reached $3.4 million compared to a slight loss a year ago,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “In particular, our fourth quarter performance benefited from strong Card Casino results as visitation and spend per customer continue to improve across our customer base. In this regard, our targeted marketing efforts and expanded special events and tournaments calendar are attracting new customers and driving additional visits and spend from existing customers. In addition, the return of some of our traditional in-person events, including our annual craft show in November and a large poker tournament in December, contributed to the strong results and overall performance in the fourth quarter 2021.

“As our top-line performance has rebounded, we’ve taken a measured approach to managing operating expenses, allowing us to maintain profitability and strong margins. To that end, Adjusted EBITDA as a percentage of total revenue was a record 24% for the second consecutive quarter. The steady recovery in our business has increased our forward free cash flow visibility, which allowed us to reinstate our quarterly cash dividend in January 2022. Further, during the quarter we recognized a one-time $6.3 million benefit from the ERC program created during the pandemic to help businesses retain employees on their payroll. We are grateful that we were able to qualify for the ERC and believe this is a direct result of our efforts to care for all of our employees throughout the pandemic. Upon receipt of the ERC refund, expected later in 2022, we expect to allocate these funds towards a combination of further investment in our team members, growth investments, capital expenditures, and deferred maintenance capital spending. Going forward, while the availability and the cost of labor remain headwinds, our team is actively managing expenses across the business and we believe we will be able to continue to drive continued strong margin performance.

“Progress on the development of Canterbury Commons™ continued in the 2021 fourth quarter and in the first months of 2022. Late last month, we announced the proposed sale of approximately 40 acres of land to Swervo Development Corporation (“Swervo”) for use in the development of a state-of-the-art, 19,000-seat amphitheater. This is a significant step in our long-term vision of creating a leading regional destination that offers a combination of residential, hospitality, commercial, retail and entertainment attractions and experiences. Swervo is an accomplished developer that we believe will create a world-class entertainment venue which complements Canterbury Park and highlights Shakopee and Canterbury Commons as the best place to live, work, stay and play in the greater Minneapolis region.

“As we enter 2022, we are pleased to be able to again return capital to our shareholders through our quarterly dividend while simultaneously evaluating strategic transactions where we can leverage our financial discipline and operating expertise. We are excited by the opportunities we have to continue transforming our business and believe we remain well positioned to deliver strong long-term growth for our shareholders. At the same time, momentum for Canterbury Commons continues to build, and we believe the announcement of flagship projects like the planned amphitheater will serve to attract additional high-profile tenants and exciting land uses. Canterbury Park remains a strong company, our future has never been brighter, and we look forward to the year ahead and the promise of continued growth across our business.”

Canterbury Commons Development Update

Occupancy of Phase I of the upscale Triple Crown Residences at Canterbury Park is now approximately 80% leased. Doran Companies expects to begin construction of the 305 apartments in Phase II of the project this Spring.

Greystone Construction and Canterbury Park, via their joint venture, continue to make progress on securing additional partners for the balance of their collective 13-acre site, with ongoing interest from potential hospitality and dining uses. The Greystone headquarters office building was completed in July 2021 and a certificate of occupancy was obtained in December 2021 for the majority of the buildings first floor. The office building is currently 84% leased. In March 2022, the joint venture contributed approximately 3.5 acres of land to a development partnership to build 156 units of senior market rate apartments. Construction of the apartments is expected to commence this Spring.

Pulte Homes of Minnesota is in the process of completing the first phase of its 63 new row homes and townhome residences and the first model units were completed in March 2022. In addition, Lifestyle Communities expects to begin construction of its development of a new cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces in the second half of 2022.

Subsequent to the end of the quarter, the Company announced plans to sell approximately 40 acres in the northeast corner of the property – along Canterbury Road and Unbridled Avenue – to Minneapolis-based Swervo for use in the development of a state-of-the-art, 19,000-seat amphitheater, subject to state and local regulatory approvals. Further, should this planned development move forward, the Company plans to invest in a redevelopment of its horse stabling area, including the renovation of existing facilities, the addition of new barns, stables and dorms, and a reconfiguration of the existing training track. The Company and Swervo expect the regulatory approval process for the amphitheater project to be complete this Summer.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues. The primary focus for future projects will be on entertainment, office, retail, hotel, and restaurant uses. Canterbury expects to make additional new partner announcements in the future.

Summary of 2021 Fourth Quarter Operating Results

The 2020 fourth quarter results and year over year comparisons detailed below reflect the impact of the COVID-19 pandemic, which included a state-mandated limit on capacity of no more than 250 guests per designated area at any one time for the period between October 1, 2020 and November 20, 2020 and the temporary closure of all operations (except for development work on Canterbury Commons) from November 21, 2020 through the end of 2020.

Net revenues for the three months ended December 31, 2021 increased 127.9% to $14.0 million, compared to $6.1 million for the same period in 2020. This year-over-year increase reflects improved performance across the Company’s operations, the success of targeted marketing efforts, and expanded events and tournaments in the 2021 fourth quarter.

Operating expenses for the three months ended December 31, 2021 were $4.9 million, a decrease of $1.8 million, or 27.0%, compared to operating expenses of $6.7 million for the same period in 2020. Operating expenses in the 2021 fourth quarter included a $6.3 million credit to salaries and benefits expense related to the ERC. Excluding the ERC, operating expenses for the 2021 period increased $4.5 million, or 66.7%, compared to the 2020 period. The year-over-year increase in operating expenses reflects a full quarter of normal operations compared to the prior year period which was impacted by the temporary shutdown of operations starting November 21, 2020 as well as active efforts to reduce expenses in order to preserve cash in 2020.

The Company recorded a loss from equity investment of $739,000 and $817,000 for the three months ended December 31, 2021 and 2020, respectively, primarily related to its share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures that are developing the Triple Crown Residences.

The Company recorded income tax expense of $1.9 million for the three months ended December 31, 2021. The Company recorded an income tax benefit of $1.3 million for the three months ended December 31, 2020, driven by the provisions in the CARES Act which allowed the Company to carry back its net operating loss to a year with a higher corporate tax rate.

The Company recorded net income and diluted earnings per share of $6.6 million and $1.37, respectively, for the three months ended December 31, 2021. The Company recorded net income and diluted earnings per share of $139,000 and $0.03, respectively, for the three months ended December 31, 2020.

Adjusted EBITDA, a non-GAAP measure, was $3.4 million in the 2021 fourth quarter compared to a loss of $27,000 in the same period in 2020.

Summary of 2021 Full Year Operating Results

Net revenues for the twelve months ended December 31, 2021 increased 82.3% to $60.4 million, compared to $33.1 million for 2020. This year-over-year increase reflects improved performance across the Company’s operations, the success of targeted marketing efforts, and expanded events and tournaments after a return to normalized operations and full capacity in the third and fourth quarters of 2021.

Operating expenses for the twelve months ended December 31, 2021 were $43.0 million, an increase of $8.0 million, or 22.9%, compared to operating expenses of $35.0 million for the same period in 2020. Operating expenses in 2021 included a $6.3 million credit to salaries and benefits expense related to the ERC. Excluding the ERC, operating expenses for the 2021 period increased $14.3 million, or 41.0%, compared to 2020. This year-over-year increase in operating expenses is a result of a return to normalized operations and full capacity in the 2021 third and fourth quarters as compared to COVID-related operating impacts described above.

During 2021, the Company recorded a $264,000 gain related to the sale of approximately 9.7 acres of land to Pulte Homes of Minnesota and Lifestyle Communities for $2.5 million. In 2020, the Company recorded a $2.4 million gain related to the transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures.

The Company recorded a loss from equity investment of $2.7 million and $1.5 million for the twelve months ended December 31, 2021 and 2020, respectively. These losses from equity investments were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $4.0 million for the twelve months ended December 31, 2021. The Company recorded an income tax benefit of $1.3 million for the twelve months ended December 31, 2020.

The Company recorded net income and diluted earnings per share of $11.8 million and $2.44, respectively, for the twelve months ended December 31, 2021. The Company recorded net income and diluted earnings per share of $1.1 million and $0.23, respectively, for the twelve months ended December 30, 2020. The increase in net income and diluted earnings per share for 2021 was the result of revenue increases that significantly exceeded increases in operating expense, particularly taking into account the reduction in fourth quarter 2021 operating expenses from the ERC.

Adjusted EBITDA was $13.5 million for the twelve months ended December 31, 2021 compared to adjusted EBTIDA of $806,000 in the same period of 2020.

Additional Financial Information

Further financial information for the fourth quarter and full year ended December 31, 2021 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense (benefit), depreciation and amortization, as well as excluding gains on sale/transfer of land, loss on disposal of assets, depreciation and amortization related to equity investments, grant money received from the Minnesota COVID-19 relief package, Employee Retention Credit, and interest expense related to equity investments. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to December. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and 2021 and may be required to do so again in 2022, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

Investor Contacts:

Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
Net Operating Revenues	$13,955,004	$6,123,444	$60,399,698	$33,140,272
Operating Expenses	4,924,088	6,742,892	42,881,792	34,881,989
Gain on Sale/Transfer of Land	-	92,056	263,581	2,367,514
Income (Loss) from Operations	9,030,916	(527,392)	17,781,487	625,797
Other Loss, net	(544,370)	(654,973)	(1,983,934)	(814,628)
Income Tax (Expense) Benefit	(1,866,368)	1,321,343	(3,999,400)	1,250,845
Net Income	$6,620,178	$138,978	$11,798,153	$1,062,014
Basic Net Income Per Common Share	$1.38	$0.03	$2.47	$0.23
Diluted Net Income Per Common Share	$1.37	$0.03	$2.44	$0.23

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
NET INCOME	$6,620,178	$138,978	$11,798,153	$1,062,014
Interest income, net	(194,608)	(161,971)	(719,365)	(663,571)
Income tax benefit (expense)	1,866,368	(1,321,343)	3,999,400	(1,250,845)
Depreciation	730,730	683,018	2,844,647	2,748,514
EBITDA	9,022,668	(661,318)	17,922,835	1,896,112
Loss on disposal of assets	—	—	—	13,407
Gain on sale/transfer of land	—	(92,056)	(263,581)	(2,367,514)
Employee Retention Credit	(6,314,468)	—	(6,314,468)	—
Depreciation and amortization related to equity investments	452,025	464,979	1,735,883	918,571
Interest expense related to equity investments	199,936	261,827	905,729	345,379
Other revenue, COVID-19 relief grants	—	—	(515,000)	—
ADJUSTED EBITDA	$3,360,161	$(26,568)	$13,471,398	$805,955